Cathryn S. Gawne

Of Counsel
cgawne@hopkinscarley.com

Phone: 408-299-1478

February 11, 2008

Via Facsimile (202) 772-9205 and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:  Mr. John Herrington

          Division of Corporation Finance

Re:

MediaG3, Inc.
Form SB-2, Filed January 8, 2008
File No. 333-148957
Client-Matter No. 24014-0002

Dear Mr. Herrington:

On behalf of MediaG3, Inc., a Delaware corporation (the “Company”), we hereby acknowledge receipt of the Staff’s comments, relayed in a telephone conversation with the undersigned on February 8, 2008, relating to the Company’s Registration Statement on Form SB-2 (File No. 333-148957) (the “Registration Statement”).  The Staff’s comments have been set forth below in italics, and the paragraphs following those comments provided in response.

Form SB-2

Cover page

1.

Please add to the cover page of the prospectus a statement that the price of the common stock will be a fixed price of $3.00 a share until the Company’s common stock is listed for trading on the OTCBB.

Pursuant to your request, we have added this disclosure to the cover page of the prospectus.  Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement; such Amendment No. 1 contains the above-referenced change.   A copy of such cover page is attached hereto for your convenience.

Securities and Exchange Commission
Attn:  Mr. John Herrington

Management - Executive Compensation

2.

Please provide the required executive compensation disclosure for the year ended December 31, 2007.

Pursuant to your request, the Company’ executive compensation disclosures for the year ended December 31, 2007 is now set forth in the section of Amendment No. 1 entitled “Management - Executive Compensation.”  A copy of such disclosure is attached hereto for your convenience.

As I relayed in our telephone conversation of this morning, the Company has directed us to request effectiveness of the Registration Statement for this Wednesday, February 13, 2008, at 2:00 pm Eastern Daylight Savings Time, or as soon thereafter as is practicable.  Accordingly, please contact me if you have any questions regarding the matters discussed in this letter.

Sincerely,

HOPKINS & CARLEY
A Law Corporation

/s/Cathryn S. Gawne

Cathryn S. Gawne

CSG/pt

cc:

Mr. William Yuan